Exhibit 99.3

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

AUGUST 17, 2022

i

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is dated as of August 17, 2022 by and between Maxeon Solar Technologies, Ltd., a company incorporated in Singapore with company registration number 201934268H (the “Company”) and Zhonghuan Singapore Investment and Development Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore with company registration number 201939428H (“TZE”), and any other Person that becomes a party hereto by executing and delivering a joinder agreement in accordance with this Agreement.

RECITALS

WHEREAS, TZE has, pursuant to the Convertible Notes Purchase Agreement, dated as of August 12, 2022, by and among the Company and TZE (the “Purchase Agreement”), agreed to purchase $207,000,000 in aggregate principal amount of the Company’s 7.50% Convertible First Lien Senior Secured Notes due 2027 (the “TZE Notes”), which are convertible into cash or newly issued Ordinary Shares (as defined below) (the “Conversion Shares,” together with the TZE Notes, the “Securities”), subject to the terms of the indenture, dated as of August 17, 2022, by and among the Company, the Guarantors (as named therein), Deutsche Bank Trust Company Americas (a New York banking corporation), as trustee, and DB Trustees (Hong Kong) Limited, as collateral trustee; and

WHEREAS, it is a condition to the closing (the “Closing”) of the transactions contemplated by the Purchase Agreement that the Company and TZE enter into this Agreement at or prior to the Closing in order to grant TZE certain registration rights as set forth herein.

NOW, THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

(a) “Adverse Disclosure” means public disclosure of material non-public information that, in the reasonable good faith judgment of the Independent Directors serving on the Board, after consultation with independent outside counsel to the Company, (i) would be required to be made in any registration statement filed with the Commission by the Company so that such registration statement would not be materially misleading; (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such registration statement; and (iii) would have a material adverse effect on (A) the Company or its business or (B) the Company’s ability to effect a proposed acquisition, disposition, financing, reorganization, recapitalization or other transaction involving the Company.

(b) “Affiliate” means, as to any Person, any other Person or entity who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

(c) “Agreement” shall have the meaning set forth in the Preamble.

(d) “Board” means the board of directors of the Company.

(e) “Business Day” means each day other than a Saturday, Sunday or any other day when commercial banks in (i) New York, New York, (ii) Beijing, People’s Republic of China or (iii) Singapore are authorized or required by law to close.

(f) “Closing” shall have the meaning set forth in the Recitals.

(g) “Commission” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(h) “Commission Guidance” means any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff.

(i) “Company” shall have the meaning set forth in the Preamble and includes the Company’s successors by merger, acquisition, reorganization or otherwise.

(j) “Conversion Shares” shall have the meaning set forth in the Recitals.

(k) “Effectiveness Period” shall have the meaning set forth in Section 2.1(d).

(l) “Electronic Delivery” shall have the meaning set forth in Section 3.8.

(m) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(n) “Holder” or “Holders” means TZE and any other Person (other than the Company) that becomes a party hereto by executing and delivering a joinder agreement in accordance with this Agreement. A Person shall cease to be a Holder hereunder at such time as it ceases to hold any Registrable Securities.

(o) “Indemnified Party” shall have the meaning set forth in Section 2.6(c).

(p) “Indemnifying Party” shall have the meaning set forth in Section 2.6(c).

(q) “Independent Director” means a director of the Company that satisfies both (i) any requirements to qualify as an “independent director” under the rules of any stock exchange or stock market on which the Ordinary Shares are then currently listed and (ii) the independence criteria set forth in Rule 10A-3 under the Exchange Act, for so long as such rule is applicable to the Company.

(r) “Loss” and “Losses” shall have the meaning set forth in Section 2.6(a).

(s) “Ordinary Shares” means the ordinary shares of the Company.

(t) “Ordinary Share Registration Rights Agreement” means the Registration Rights Agreement, dated August 26, 2020, by and among the Company, TZE, Total Gaz Electricité Holdings France SAS and Total Solar INTL SAS.

(u) “Person” means any natural person, company, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

(v) “Prospectus” means the prospectus included in any registration statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), all amendments and supplements to such prospectus, including pre- and post-effective amendments to such registration statement, and all other material incorporated by reference or deemed to be incorporated by reference in such prospectus.

(w) “Purchase Agreement” shall have the meaning set forth in the Recitals.

(x) “Registrable Securities” shall mean the Conversion Shares and any securities into or for which such securities have been converted or exchanged, and any security issued with respect thereto upon any stock dividend, split or similar event; provided, however, that Conversion Shares shall cease to be Registrable Securities at the earliest to occur of (i) the Shelf Registration Statement with respect to such Conversion Shares shall have been declared effective under the Securities Act and such Conversion Shares shall have been disposed of pursuant to such Shelf Registration Statement, (ii) such Conversion Shares shall have ceased to be outstanding, (iii) the Conversion Shares may be sold by the applicable Holder pursuant to the provisions of Rule 144 without volume or manner-of-sale restrictions pursuant to Rule 144 and as to which any legend restricting further transfer with regard to such Conversion Shares has been removed or (iv) the Securities have been sold in a private transaction in which the transferor’s rights pursuant to this Agreement are not validly transferred or assigned in accordance with this Agreement.

(y) The terms “register” “registered” and “registration” shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

(z) “Registration Expenses” means all expenses incurred in effecting any registration pursuant to this Agreement, including all registration, qualification and filing fees; printing, duplication, messenger and delivery expenses; escrow fees; fees and disbursements of counsel for the Company and one independent counsel for each of the Holders (not to exceed $50,000, or $100,000 in the case of an underwritten offering); all fees, expenses and disbursements of independent certified public accountants of the Company (including the expenses of any special audit and “cold comfort” letters required by or incident to such performance); all fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system; blue sky fees and expenses; all fees and expenses of underwriters customarily paid by the issuers or sellers of securities and all fees and expenses of any special experts or other persons retained by the Company in connection with any registration; and all of the Company’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), but shall not include Selling Expenses.

(aa) “Rule 144” means Rule 144 as promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

(bb) “Rule 415” means Rule 415 as promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

(cc) “Rule 424” means Rule 424 as promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

(dd) “Securities” shall have the meaning set forth in the Recitals.

(ee) “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(ff) “Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities.

(gg) “Shareholders Agreement” means the Shareholders Agreement, dated as of August 26, 2020, by and among the Company, TZE and Total Gaz Electricité Holdings France SAS and Total Solar INTL SAS, as amended from time to time.

(hh) “Shelf Registration Statement” means a registration statement of the Company filed with the Commission in accordance with the Securities Act for an offering to be made on a continuous or delayed basis pursuant to Rule 415 covering all Registrable Securities.

(ii) “Suspension” shall have the meaning set forth in Section 2.2(a).

(jj) “TZE” shall have the meaning set forth in the Preamble.

(kk) “TZE Notes” shall have the meaning set forth in the Recitals.

(ll) “TZE Registration Statement” shall have the meaning set forth in Section 2.1(a).

(mm) “U.S.” means the United States of America.

ARTICLE II

REGISTRATION RIGHTS

Section 2.1 Shelf Registration.

(a) Filing and Initial Effectiveness. The Company shall prepare and file with the Commission a Shelf Registration Statement covering the resale of all of the Registrable Securities no later than 90 days of the date of this Agreement and shall use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective pursuant to the Securities Act as soon as practical after the filing thereof (such Shelf Registration Statement, including any amendments or supplements thereto or additional registration statements pursuant to Section 2.1(b), the “TZE Registration Statement”), provided that no Registrable Securities that are then subject to an effective registration statement shall be required to be included therein. The TZE Registration Statement shall contain (except if otherwise reasonably directed by TZE) the “Plan of Distribution” in substantially the form attached hereto as Annex A.

(b) Rule 415; Cutback. In the event that the Commission does not permit the Company to register in a single Shelf Registration Statement all of the Registrable Securities in a secondary offering, the Company shall promptly notify each of the Holders thereof, and amend such registration statement to register such maximum portion as permitted by Commission Guidance, including such guidance pertaining to Rule 415. In the event of a cutback pursuant to this Section 2.1(b), the Company shall file and cause to become effective with the Commission, as promptly as allowed by Commission or Commission Guidance, one or more registration statements to register for resale those Registrable Securities that were not previously registered for resale.

(c) Form of Shelf Registration. The TZE Registration Statement shall be on Form F-3 (or, if the Company is not eligible to file the TZE Registration Statement on Form F-3, on Form F-1 (or any successor form or other appropriate form as is available for such a registration under the Securities Act)).

(d) Continued Effectiveness. The Company shall use its reasonable best efforts to keep the TZE Registration Statement continuously effective pursuant to the Securities Act (including filing post-effective amendments, appropriate qualifications pursuant to applicable blue sky or other state securities laws, and appropriate compliance with the Securities Act) in order to permit the sales of all of the Registrable Securities pursuant to the TZE Shelf Registration Statement on any day after the TZE Shelf Registration Statement has been declared effective by the Commission, for so long as the securities registered under the TZE Registration Statement continue to constitute Registrable Securities under this Agreement (the “Effectiveness Period”). If the TZE Shelf Registration Statement (for purposes of this Section 2.2(d), including any other registration statements filed pursuant to Section 2.1(b) or this Section 2.2(d), as applicable) ceases to be effective (including when the sales of all of the Registrable Securities included in such registration statement cannot be made pursuant to such registration statement on any day after it has first been declared effective by the Commission), the Company shall promptly notify each of the Holders thereof and shall file with the Commission another Shelf Registration Statement on an appropriate form within 20 Business Days and shall cause such Shelf Registration Statement to be declared effective pursuant to the Securities Act as promptly as possible following the initial filing of such Shelf Registration Statement with the Commission.

(e) Sale Notice. In the event that any Holder or group of Holders notifies the Company in writing that it wishes to sell Registrable Securities pursuant to the TZE Registration Statement, the Company shall use its reasonable best efforts to facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such notice as soon as practicable, provided that the Company shall not be obligated to effect, or to take any action to effect, any sale of Registrable Securities:

(i) in case such sale is proposed to be done by means of an underwritten offering, if the aggregate net proceeds from such sale are expected to be less than $50,000,000;

(ii) in any jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service of process in such jurisdiction and except as may be required by the Securities Act, or in which it would become subject to any material tax; or

(iii) if such sale of any Registrable Securities would cause the Holder requesting to sell such Registrable Securities or the Company to be in violation of the Shareholders Agreement, the Company’s constitutional documents or applicable law.

Section 2.2 Additional Provisions Applicable to Sales Pursuant to TZE Registration Statement.

(a) Suspension of Registration. Notwithstanding the provisions of Section 2.1, if at any time the filing, initial effectiveness or continued use of the TZE Registration Statement would require the Company to make an Adverse Disclosure, the Company acting through the Independent Directors, may, upon giving written notice thereof to each Holder, delay the filing or initial effectiveness of, or suspend the use of, such registration statement (a “Suspension”), provided that the Company shall not be permitted to exercise a Suspension for a period exceeding an aggregate of 90 days in any 12-month period. In the case of a Suspension, each Holder agrees to suspend use of the applicable Prospectus in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities promptly upon receipt of the notice referred to above until it is advised in writing by the Company that the Prospectus may be used. Upon termination of any Suspension, the Company shall promptly (A) notify each Holder, (B) amend or supplement the Prospectus, if necessary, so that it does not contain any untrue statement of a material fact contained or incorporated by reference therein or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and (C) furnish to each Holder such number of copies of the Prospectus as so amended or supplemented as such Holder may reasonably request.

(b) [Reserved].

(c) Underwriting.

(i) If any Holder or group of Holders intends to sell Registrable Securities pursuant to the TZE Registration Statement by means of an underwritten offering, it shall so advise the Company in writing. Subject to Section 2.1(e) and Section 2.6, such Holder or group of Holders and the Company shall enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by such Holder or group of Holders after consultation with the Company, which managing underwriter shall be reasonably acceptable to the Company.

(ii) Within 10 days after receiving a request for an underwritten offering meeting the requirements of Section 2.1(e), the Company shall give written notice of such request to each other Holder and shall, subject to the provisions hereof, include in such underwritten offering all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within 20 days after the Company’s giving of such notice; provided, however, that such Registrable Securities are not already covered by an existing and effective TZE Registration Statement that may be utilized for the offering and sale of the Registrable Securities requested to be registered in the manner so requested.

(iii) The price, underwriting discount and other financial terms for any underwritten offering of Registrable Securities pursuant to the TZE Registration Statement shall be determined by the Holder or group of Holders participating in such underwritten offering.

(iv) The provisions of Section 2.2(a) shall be applicable to any underwritten offering pursuant to this Section 2.2(c).

Section 2.3 Expenses of Registration. Except as specifically provided in this Agreement, all Registration Expenses incurred in connection with the TZE Registration Statement shall be borne by the Company. In addition, if and to the extent applicable in connection with any underwritten offering meeting the requirements of Section 2.1(e), any Holder or group of Holders participating in such underwritten offering refuses to enter into an underwriting agreement with any underwriter in form reasonably necessary to effect the offer and sale of Registrable Securities and such form, at the time of such refusal complies with the terms of this Agreement, and as a result such underwritten offering is not consummated, then the Company shall not be required to pay any Registration Expenses incurred in connection with such underwritten offering (and such Holder or group of Holders shall reimburse the Company for such Registration Expenses) unless such withdrawal is the result of an adverse event occurring at the Company not known to such Holder or group of Holders at the time of such underwritten offering. All Selling Expenses incurred in connection with any sales pursuant to the TZE Registration Statement, including any underwritten offering, shall be borne by such Holder or group of Holders, as applicable.

Section 2.4 Registration Procedures. In the case of each registration effected by the Company pursuant to this Article II, the Company will use its reasonable best efforts to effect such registration to permit the sale of securities in accordance with the intended method or methods of distribution thereof as expeditiously as reasonably practicable and will keep the Holders advised on a reasonably current basis as to the initiation of each registration and as to the completion thereof. At its expense, the Company will use its reasonable best efforts to:

(a) Prepare the required TZE Registration Statement, including all exhibits and financial statements required pursuant to the Securities Act to be filed therewith, and before filing such registration statement, or any amendments or supplements thereto, or Prospectus, furnish to the Holder or group of Holders copies of all documents prepared to be filed, which documents shall be subject to the review of, the Holder or group of Holders and their respective counsel;

(b) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the TZE Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the TZE Registration Statement continuously effective as to the Registrable Securities for the Effectiveness Period, (ii) prepare and file with the Commission as promptly as practicable any additional registration statements as may be necessary in order to register for resale under the Securities Act all of the Registrable Securities, (iii) cause any related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and, as so supplemented or amended, to be filed pursuant to Rule 424, (iv) respond as promptly as reasonably possible to any comments received from the Commission with respect to a Registration Statement or any amendment thereto, and (v) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the TZE Registration Statement during the applicable period in accordance (subject to the terms of this Agreement) with the intended methods of disposition by the Holders thereof as set forth in the TZE Registration Statement.

(c) Furnish to the Holder or group of Holders and each underwriter, if any, without charge, as many conformed copies as such Holder or group of Holders or any underwriter may reasonably request of the TZE Registration Statement and any amendment or post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

(d) Furnish, without charge, such number of Prospectuses, including any preliminary Prospectuses, and other documents incident thereto, including any amendment of or supplement to the Prospectus, as the Holder or group of Holders may from time to time reasonably request;

(e) On or prior to the date on which the TZE Registration Statement is declared effective, to the extent required by applicable law, register and qualify the securities covered by such registration statement pursuant to the securities or blue sky laws of each jurisdiction as shall be reasonably requested by the Holder or group of Holders; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions where it is not then so subject;

(f) Notify the Holder or group of Holders and the managing underwriter, if any, and (if requested) confirm such advice in writing and provide copies of the relevant documents, as soon as reasonably practicable after notice thereof is received by the Company, (i) when the TZE Registration Statement, or any amendment or supplement thereto, has been filed or becomes effective and when the applicable Prospectus has been filed; and (ii) of any written comments by the Commission or any request by the Commission or any other federal or state governmental authority or regulatory authority for amendments or supplements to the TZE Registration Statement or the Prospectus or for additional information;

(g) Promptly notify the Holder or group of Holders (i) of the issuance by the Commission of any stop order suspending the effectiveness of the TZE Registration Statement or any order by the Commission or any other federal or state governmental authority or regulatory authority preventing or suspending the use of any preliminary or final Prospectus or the initiation, or written threatened initiation, of any proceedings for such purposes; (ii) of the receipt by the Company of any notification with respect to the suspension of the qualification of the securities so registered for offering or sale in any jurisdiction or the initiation, or written threatened initiation, of any proceeding for such purpose; and (iii) at any time when a Prospectus relating to the TZE Registration Statement is required to be delivered pursuant to the Securities Act of the occurrence of any event as a result of which the Prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading, and following such notification promptly prepare and furnish to the Holder or group of Holders a reasonable number of copies of a supplement to, or an amendment of, such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made not misleading;

(h) Prevent or obtain the withdrawal of any stop order or other order suspending the use of any preliminary or final Prospectus;

(i) Promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriter and the Holder or group of Holders agree should be included therein relating to the plan of distribution with respect to such securities, and make all required filings of such Prospectus supplement or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

(j) Cooperate with the Holder or group of Holders and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing securities to be sold that are in a form eligible for deposit with The Depository Trust Company and that do not bear any restrictive legends, and enable such securities to be in such denominations and registered in such names as the managing underwriter may request at least two Business Days prior to any sale of securities in any underwritten offering that meets the requirements of Section 2.1(e);

(k) Provide a transfer agent and registrar for all Securities registered pursuant to the TZE Registration Statement and a CUSIP number for all such securities, in each case not later than the effective date of such registration;

(l) Cause all such securities registered hereunder to be listed on each securities exchange on which the same securities issued by the Company are then listed;

(m) In connection with any underwritten offering meeting the requirements of Section 2.1(e), enter into an underwriting agreement in form reasonably necessary to effect the offer and sale of such securities, provided that (i) such underwriting agreement contains reasonable and customary provisions, (ii) if participating in such underwriting, a Holder shall also enter into and perform its respective obligations pursuant to such agreement, (iii) if participating in such underwriting, the indemnification and contribution obligations of such Holder shall be several and not joint, and (iv) if participating in such underwriting, the aggregate amount of such Holder’s liability shall not exceed its net proceeds from such underwritten offering;

(n) In connection with any underwritten offering meeting the requirements of Section 2.1(e), obtain for delivery to any Holder or group of Holders and the underwriter an opinion from counsel for the Company dated the date of the closing pursuant to the underwriting agreement, in customary form, scope and substance, which opinion shall be reasonably satisfactory to such Holder or group of Holders and to the underwriter, as the case may be, and their respective counsel;

(o) In connection with any underwritten offering meeting the requirements of Section 2.1(e) pursuant to the TZE Registration Statement, obtain for delivery to the Company and the managing underwriter, with copies to any Holder or group of Holders, a “cold comfort” letter from the Company’s independent certified public accountants in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing underwriter reasonably requests, dated the date of execution of the underwriting agreement and brought down to the closing pursuant to the underwriting agreement;

(p) Cooperate with any Holder or group of Holders and each underwriter, if any, participating in the disposition of such securities and their respective counsel in connection with any filings required to be made with the Financial Industry Regulatory Authority, Inc.;

(q) Make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act;

(r) In connection with any underwritten offering meeting the requirements of Section 2.1(e) make available upon reasonable notice at reasonable times and for reasonable periods for inspection by a representative appointed by any Holder, by the managing underwriter and by any attorney, accountant or other agent retained by any such Holder or any such underwriter, all pertinent financial and other records, corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees and the independent public accountants who have certified the Company’s financial statements to make themselves available to discuss the business of the Company and to supply all information reasonably requested by any such Person in connection with such disposition as shall be necessary to enable them to exercise their due diligence responsibility, provided that any such Person gaining access to information regarding the Company pursuant to this Section 2.4(r) shall agree to hold such information in strict confidence and shall not make any disclosure or use any such information that the Company determines in good faith to be confidential, and of which determination such Person is notified, unless (i) the release of such information is required by law; (ii) such information is or becomes publicly known other than through a breach of this or any other agreement; (iii) such information is or becomes available to such Person on a non-confidential basis from a source other than the Company, which source had no contractual or other duty of confidentiality to the Company with respect to such information and of which the Holder is aware; or (iv) such information is independently developed by such Person; and

(s) In connection with any underwritten offering meeting the requirements of Section 2.1(e), cause the senior executive officers of the Company to participate in the customary “road show” presentations that may be reasonably requested by the managing underwriter in any such underwritten offering and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto.

Section 2.5 Suspension of Sales. Upon any notification by the Company pursuant to Section 2.4(h), no Holder shall offer or sell Registrable Securities unless and until, as applicable (a) the Company has notified such Holder that it has prepared a supplement or amendment to such Prospectus and delivered copies of such supplement or amendment to such Holder, or (b) the Company has advised such Holder in writing that the use of the applicable Prospectus may be resumed. It is acknowledged and agreed that this Section 2.5 shall in no way diminish or otherwise impair the Company’s obligations pursuant to Section 2.4(h) or Section 2.4(i).

Section 2.6 Indemnification.

(a) To the fullest extent permitted by law, the Company will indemnify and hold harmless each Holder, each of its officers, directors and stockholders, each Person controlling such Persons within the meaning of Section 15 of the Securities Act, and each Holder’s legal counsel and accountants against any and all expenses, claims, losses, damages and liabilities, joint or several, or actions, proceedings or settlements in respect thereof (each, a “Loss” and collectively “Losses”) arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any final, preliminary or summary Prospectus, any registration statement, any issuer free writing prospectus (as defined in Rule 433 of the Securities Act), or any issuer information (as defined in Rule 433 of the Securities Act) filed or required to be filed by the Company pursuant to Rule 433(d) promulgated under the Securities Act; (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus or preliminary Prospectus, in light of the circumstances under which they were made) not misleading; or (iii) any violation (or alleged violation) by the Company of the Securities Act, any state securities laws or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any offering covered by such registration, qualification or compliance. Subject to Section 2.6(b), the Company will reimburse each such indemnified Person for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such Loss; provided, however, that the Company will not be liable in any such case to the extent that any such Loss arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by such indemnified Person and stated to be specifically for use therein; and provided, further, however, that the obligations of the Company hereunder shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the consent of the Company unless such settlement (A) includes an unconditional release of the Company from all liability on claims that are the subject matter of such proceeding and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of the Company. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Holder or any other indemnified party and shall survive the transfer of any Registrable Securities.

(b) To the fullest extent permitted by law, each Holder will, severally and not jointly, indemnify and hold harmless the Company, each of its directors and officers, and each Person (other than such Holder) who controls the Company within the meaning of Section 15 of the Securities Act against all Losses (or actions in respect thereof) arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any preliminary or summary Prospectus, registration statement, any free writing prospectus (as defined in Rule 433 of the Securities Act) prepared or used by or on behalf of such Holder, or any information filed or required to be filed by such Holder pursuant to Rule 433(d), (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation (or alleged violation) by such Holder of the Securities Act, any state securities laws or any rule or regulation thereunder applicable to such Holder and relating to action or inaction required of such Holder in connection with any offering covered by such registration, qualification or compliance, and will reimburse the Company and such indemnified Persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such Loss, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in reliance upon and in conformity with written information furnished to the Company by such Holder specifically for use therein; provided, however, that the obligations of any Holder hereunder shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the consent of such Holder unless such settlement (A) includes an unconditional release of such Holder from all liability on claims that are the subject matter of such proceeding and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of such Holder; and provided, further, however, that in no event shall any indemnity pursuant to this Section 2.6(b) exceed the net proceeds from the offering received by such Holder.

(c) Each Person entitled to indemnification pursuant to this Section 2.6 (each, an “Indemnified Party”) shall give notice to the party hereto required to provide indemnification pursuant to this Section 2.6 (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at its own expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations pursuant to this Section 2.6 except to the extent that the Indemnified Party is materially prejudiced thereby. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof a full and unconditional release of the Indemnified Party from all liability in respect of such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) If the indemnification provided for in this Section 2.6 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any Loss, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and of the Indemnified Party, on the other hand, in connection with the statements or omissions that resulted in such Loss as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. No Person will be required pursuant to this Section 2.6(d) to contribute any amount in excess of the net proceeds from the offering received by such Person, except in the case of fraud or willful misconduct by such Person. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.6(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.6(d). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of fraudulent misrepresentation.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with any underwritten public offering are in conflict with the foregoing provisions, the provisions of this Agreement shall control.

(f) Indemnification similar to that specified in the preceding provisions of this Section 2.6 (with appropriate modifications) shall be given by the Company and each seller of securities (including any Holder) with respect to any required registration or other qualification of securities pursuant to any federal or state law or regulation or governmental authority other than the Securities Act.

Section 2.7 Information by Holders. As a condition to the Company’s obligations to register securities for the account of any Holder, such Holder shall furnish to the Company such information regarding it and the distribution proposed by it as the Company may reasonably request and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Article II.

Section 2.8 Subsequent Registration Rights. Except for the Ordinary Share Registration Rights Agreement, the Company is not currently a party to any agreement with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which are on parity with or senior to, or inconsistent with, the registration rights granted to the Holders pursuant to this Agreement. From and after the date of this Agreement until the date the TZE Registration Statement is declared effective by the SEC, the Company shall not enter into any agreement with any holder or prospective holder of any securities of the Company giving such holder any registration rights the terms of which are materially more favorable to the registration rights granted to the Holders pursuant to this Agreement.

Section 2.9 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its reasonable best efforts to:

(a) make and keep available in accordance with Rule 144 adequate current public information with respect to the Company at all times; and

(b) file with the Commission in a timely manner all reports and other documents required of the Company pursuant to the Securities Act and the Exchange Act at any time.

Section 2.10 Termination of Registration Rights. Each Holder’s rights pursuant to Section 2 (other than Section 2.6) shall terminate on the first date on which it no longer holds any Registrable Securities or the Company ceases to be subject to the periodic reporting requirements pursuant to Section 13 or 15(d) of the Exchange Act. From and after the termination of such rights, such Holder shall have no further right to offer or sell any of the Registrable Securities pursuant to any registration statement (or any Prospectus relating thereto).

Section 2.11 Transfer or Assignment of Registration Rights. This Agreement may not be assigned by (a) the Company without the prior written consent of each Holder, except that the Company may assign this Agreement at any time in connection with a sale or acquisition of the Company, whether by merger, consolidation, sale of all or substantially all of the Company’s assets or similar transaction, provided that if the successor or acquiring Person has publicly traded equity securities, such Person will agree in writing to assume all of the Company’s rights and obligations under this Agreement, or (b) a Holder without the prior written consent of the Company, except that each Holder may assign its rights and obligations under this Agreement without such consent in connection with a transfer of its Securities to an Affiliate of such Holder but only if such Affiliate has agreed in writing to be bound by the terms of this Agreement as a Holder to the extent and for the duration that such terms remain in effect. Any purported assignment or delegation in violation of this Section 2.11 shall be void and of no effect.

Section 2.12 Joinder. Notwithstanding Section 2.11, if the Holder sells, conveys or disposes of any TZE Notes to any other Person, such Person shall be entitled to become a party to this Agreement with the substantially the same rights, duties and obligations as the Holder, provided that such Person: (i) holds at least $25,000,000 in aggregate principal amount of TZE Notes (or an equivalent amount of Registrable Securities upon conversion of the TZE Notes, in each case, subject to appropriate adjustment for stock splits, stock dividends, combinations of the like); and (ii) agrees in writing to be bound under this Agreement on substantially the same terms as a Holder.

ARTICLE III

MISCELLANEOUS

Section 3.1 Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and each Holder. No course of dealing between the Company or its subsidiaries and any Holder or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party hereto to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 3.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) if sent by electronic email before 5:00 p.m. in the time zone of the receiving party, when transmitted and receipt is confirmed, (iii) if sent by electronic email after 5:00 p.m. in the time zone of the receiving party and receipt is confirmed, on the following Business Day, and (iv) if otherwise actually personally delivered by hand, when delivered, in each case to the intended recipient, at the following addresses or email addresses (or at such other address or email address for a party as shall be specified by similar notice):

(a)	If to TZE, to:

Zhonghuan Singapore Investment and Development Pte. Ltd.

c/o TCL Zhonghuan Renewable Energy Technology Co., Ltd.

No. 10 South Haitai Road, Huayuan Industrial Park,

Xiqing District, Tianjin, China

Attention: REN Wei (Head of Investment Dept.); XIA Leon (Head of Legal Dept.)

Email: renwei@tjsemi.com; leon.xia@tjsemi.com

Tel: +86 22 23789766

Fax: +86 22 23788321

with copies (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

3001-3003, Tower 2,

Jing An Kerry Centre 1539 Nan Jing Road(W),

Shanghai 200040, PR China

Attention: Charles Ching

Email: charles.ching@weil.com

(b)	If to the Company, to:

Maxeon Solar Technologies, Ltd.

8 Marina Boulevard #05-02

Marina Bay Financial Center, 018981

Singapore

Attention: Lindsey Wiedmann, Chief Legal Officer

Email: lindsey.wiedmann@maxeon.com

with copies (which shall not constitute notice) to:

White & Case

16th floor, York House, The Landmark

15 Queen’s Road Central

Hong Kong

Attention: Jessica Zhou; Kaya Proudian

Email: jessica.zhou@whitecase.com; kproudian@whitecase.com

(c) if to any Holder other than TZE, at such Holder’s address as it appear in the records of the Company or the records of the transfer agent or registrar, if any, for the Securities.

Section 3.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of New York, regardless of the laws that might otherwise govern pursuant to applicable principles of conflicts of law thereof.

Section 3.4 Submission to Jurisdiction.

(a) Each of the Company and TZE irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan, The City of New York over any suit, action or proceeding arising out of or relating to this Agreement. Each of the Company and TZE irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that any of the Company and TZE has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, each of the Company and TZE irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b) The Company hereby agrees to irrevocably designate and appoint CSC Corporation Service Company, as its agent for service of process (together with any successor appointment below, the “Company Process Agent”) on or before the date of this Agreement in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such then current Company Process Agent and such service shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, as the case may be, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

(c) TZE hereby agrees to irrevocably designate and appoint CSC Corporation Service Company, as its agent for service of process (together with any successor appointment below, the “TZE Process Agent”) on or before the date of this Agreement in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such then current TZE Process Agent and such service shall be deemed in every respect effective service of process upon the Investor in any such suit or proceeding. TZE waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. TZE represents and warrants that such agent has agreed to act as TZE’s agent for service of process, as the case may be, and TZE agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

Section 3.5 Entire Agreement. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties hereto with regard to the subject matter hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subject matter hereof by any warranties, representations or covenants except as specifically set forth herein.

Section 3.6 Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party pursuant to this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part hereto of any party of any breach or default pursuant to this Agreement, or any waiver on the part of any party hereto of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either pursuant to this Agreement or by law or otherwise afforded to any party to this Agreement shall be cumulative and not alternative.

Section 3.7 Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid, illegal and unenforceable to any extent by any court of law or arbitration tribunal of competent jurisdiction, (i) the remaining provisions of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by applicable law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by applicable law and (iii) the application of such provision to other persons or circumstances or in other jurisdictions shall not be affected thereby.

Section 3.8 Titles and Subtitles. The table of contents, titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to articles, sections, paragraphs and exhibits shall, unless otherwise provided, refer to articles, sections and paragraphs hereof and exhibits attached hereto.

Section 3.9 Counterparts. This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Any such counterpart, to the extent delivered by means of a fax machine or by .pdf, .tif, ..gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 3.10 Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and other documents as any other party hereto reasonably may request in order to carry out the provisions of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.11 Interpretation. This Agreement shall be construed reasonably to carry out its intent without presumption against or in favor of any party hereto. The parties hereto have participated jointly in negotiating and drafting this Agreement.

Section 3.12 Attorneys’ Fees. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party such reasonable fees and expenses of attorneys and accountants, which shall include all fees, costs and expenses of appeals.

Section 3.13 Certain References. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms “herein,” “hereof” or “hereunder” or similar terms as used in this Agreement refer to this entire Agreement and not to the particular provision in which the term is used. Unless the context otherwise requires,

“neither,” “nor,” “any,” “either” and “or” shall not be exclusive. All references herein to “days” in this Agreement (excluding references to Business Days) are references to calendar days. Any reference to any statute or regulation refers to the statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, includes any rules and regulations promulgated pursuant to the statue) and any reference to any section of any statute or regulation includes any successor to the section. Any reference herein to “$” will mean U.S. dollars. When used herein, “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.”

Section 3.14 Specific Performance. The parties hereto acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated hereby, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereto hereby consents to the issuance of injunctive relief by any court or arbitration tribunal of competent jurisdiction to compel performance of such party’s obligations, to prevent breaches of this Agreement by such party and to the granting by any court or arbitration tribunal of the remedy of specific performance of such party’s obligations hereunder, without bond or other security being required, in addition to any other remedy to which any party is entitled at law or in equity. Each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any party.

[Execution page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:

Maxeon Solar Technologies, Ltd.

By:	/s/ Kai Strohbecke
Name: Kai Strohbecke
Title: Chief Financial Officer

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HOLDER:

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:	/s/ Shilong QIN
Name: Shilong QIN
Title: Director

[Signature Page to Registration Rights Agreement]

ANNEX A

Plan of Distribution

The selling securityholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their convertible notes and ordinary shares issued upon the conversion of any convertible note on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling securityholders may use any one or more of the following methods when disposing of securities or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling securityholders to sell a specified number of securities at a stipulated price per security;

•	through one or more underwriters;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (the “Securities Act”), amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of securities, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of securities offered by them will be the purchase price of such shares less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling securityholders also may resell all or a portion of their respective securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the securities or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of securities may be underwriting discounts and commissions under the Securities Act. Selling securityholders will be subject to the prospectus delivery requirements of the Securities Act, unless the sale of securities is exempt from the registration requirements of the Securities Act.

To the extent required, the securities to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling securityholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the securities offered by this prospectus.

We have agreed with the selling securityholders to use commercially reasonable efforts to cause the registration statement of which this prospectus constitutes a part to become effective and to remain continuously effective, subject to certain exceptions, until the earlier of (1) such time as all of the securities covered by this prospectus have been disposed of pursuant to and in accordance with such registration statement, (2) such securities cease to be outstanding or (3) the date on which all of the convertible notes and the ordinary shares issued upon the conversion of any convertible note may be sold pursuant to Rule 144 of the Securities Act with volume or manner-of-sale restrictions and all restrictive legends associated with the securities have been removed.